

06007854

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

AB 4/19

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SEC FILE NUMBER
B- 30682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2005__ AND ENDING __12/31/2005__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST CAPITAL EQUITIES, LTD.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__175 GREAT NECK ROAD__
(No. and Street)

__GREAT NECK__   __NY__   __11021__
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__DAVID H. SCHWARTZ__   __516-487-8330__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__LAWRENCE   J.   KAPLAN__
(Name – if individual, state last, first, middle name)

__10 E. MAIN ST__   __E. ISLIP__   __NY__   __11730__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 21 2006
THOMSON FINANCIAL

RECEIVED APR 0 3 2006
SEC MAIL PROCESSING SECTION WASH. D.C. 185

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 7/20/04 6/13

OATH OR AFFIRMATION

I, **David H. Schwartz** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Capital Equities, Ltd** _____ , as of **Dec. 31st** _____ , 20 **05** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ **None** _____

_____

_____

_____ Signature

_____ President

Title

Christina E. Driscoll

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL EQUITIES, LTD.
REPORT ON FINANCIAL STATEMENTS
JANUARY 1, 2005 to DECEMBER 31, 2005

INDEX

LAWRENCE J. KAPLAN, CPA, P.C.
INDEPENDENT AUDITOR'S REPORT

First Capital Equities, Ltd.
Great Neck, New York

I have audited the accompanying statement of financial condition of
First Capital Equities, Ltd. as of December 31, 2005, and the related
statements of operations, changes in shareholder's equity and cash
flows for the year then ended. These financial statements are the
responsibility of the Company's management. My responsibility is to
express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require
that I plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall
financial statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of First
Capital Equities, Ltd., as of December 31, 2005, and the results of
its operations and its cash flows for the year then ended, in
conformity with accounting principles generally accepted in the United
States of America.

My audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in Schedules I, II, III, and IV is presented for purposes of
additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 of
the Securities and Exchange Commission. Such information has been
subjected to the auditing procedures applied in the audit of the basic
financial statements and, in my opinion, is fairly stated in all
material respects in relation to the basic financial statements taken
as a whole.

East Islip, New York
January 16, 2006

3

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets

Cash	$ 315,464
Interest receivable	4,201
12B-1 Fees receivable	13,300
Commissions receivable	5,898

Total Current Assets	$ 338,863

Furniture and equipment - at cost, less $ 11,587 accumulated depreciation (Note 1)	- 0 -
Investment in NASDQ Warrants (Note 2)	20,100
Investment in Municipal Bonds - at market	461,480
Security deposits	3,025
TOTAL ASSETS	**$ 823,468**

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities

Accounts payable	$ 1,565	
Accrued franchise tax	425	
Total Current Liabilities		$ 1,990

Shareholder's Equity

Common stock, no par value, Authorized - 200 shares Issued and outstanding - 100 shares	8,000	
Additional paid-in capital	2,000	
Retained earnings	811,478	
Total Shareholder's Equity		821,478
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		**$ 823,468**

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues		$ 186,349
Operating Expenses (Note 2)		40,159
OPERATING INCOME		146,190
Interest income	22,417	
Investment management fees	(3,277)	
Unrealized decrease in market value	(13,040)	6,100
NET INCOME		$ 152,290

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance - January 1, 2005	100	$ 8,000	$ 2,000	$ 659,188
Net Income for The Year	-	-	-	152,290
BALANCE - DECEMBER 31, 2005	100	$ 8,000	$ 2,000	$ 811,478

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income $ 152,290

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

Unrealized decrease in market value		5,086
Increase in commissions receivable	$	(4,533)
Decrease in interest receivable		5,722
Increase in 12B-1 Fees receivable		(12,304)
Increase in accounts payable		970

                                                              (5,059)
NET CASH PROVIDED BY OPERATING ACTIVITIES   147,231

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of Tax free securities   (8,755)

INCREASE IN CASH   138,476

Cash - beginning of year   176,988

CASH - END OF YEAR $ 315,464

FIRST CAPITAL EQUITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Corporation has elected, under the applicable provisions of the Internal Revenue Code and the New York State Corporation Tax Act, to be treated as a Small Business Corporation. Accordingly, no provision for taxes based on income has been made in these financial statements.

Revenues are derived primarily from commissions and fees earned upon sale of Mutual Fund investments and Insurance Contracts.

Fixed assets are stated at cost, less accumulated depreciation.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTION

The Corporation occupies space in an office leased by a related party. Occupancy and other charges, including administrative fees, totalled $ 24,000, and are included in operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 3 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and minimum net capital requirements of $ 738,485 and $ 5,000 respectively.

SUPPLEMENTARY SCHEDULES

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See the accompanying independent auditors' report and notes to financial statements.

9

Computation of Net Capital

Total shareholder's equity		$ 821,478

Non-allowable assets:

12B-1 Fees receivable	$ 13,300	
Investment in NASDQ warrants	20,100	
Other	3,025	
		36,425
		785,053
Haircut - Municipal Bonds		46,568
NET CAPITAL		$ 738,485

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 133
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 733,485
EXCESS NET CAPITAL AT 1000%	$ 738,286

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 1,990
Ratio of aggregate indebtedness to net capital	.0001

Reconciliation of the computation of net capital
pursuant to Rule 15c3-1 with the corresponding
computation contained in the unaudited part IIa
filing of Form X-17A-5 as of December 31, 2005

Net capital per computation contained herein $ 738,485

Net capital per computation contained in
   Part IIa of Form X-17A-5   831,592

DECREASE IN NET CAPITAL $(93,306)

DECREASE IN NET CAPITAL
   Reclassification of haircut on Municipal Bonds $ (93,306)

LAWRENCE J. KAPLAN, CPA, P.C.

SCHEDULE IV
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

First Capital Equities, Ltd.
Great Neck, New York

I have audited the financial statements of First Capital Equities, Ltd. as of
and for the year ended December 31, 2005 and have issued my opinion thereon
dated January 16, 2006. As part of my audit, I have made an evaluation of the
internal control structure of First Capital Equities, Ltd. in effect at
December 31, 2005. My evaluation was conducted in accordance with standards
established by the American Institute of Certified Public Accountants and Rule
17a-5 of the Securities Exchange Act of 1934. This study and evaluation
included the accounting system, and the procedures followed by the company in
making the periodic computations of aggregate indebtedness and net capital
under Rule 17a-3(a)(11). The company is exempt from compliance with Rule 15c-
3 and no facts came to my attention indicating that such conditions for
exemption had not been complied with during the period. Rule 17a-5 states
that the scope of the study and evaluation should be sufficient to provide
reasonable assurance that any material weakness existing at the date of my
examination would be disclosed. The purpose of my study and evaluation were
to determine the nature, timing, and extent of auditing procedures necessary
for expressing an opinion on the financial statements and to provide a basis
for reporting material weaknesses in internal accounting control under Rule
17a-5. My study and evaluation was more limited than would be necessary to
express an opinion on the system of internal accounting control taken as a
whole.

The management of First Capital Equities, Ltd. is responsible for establishing
and maintaining a system of internal accounting control. In fulfilling this
responsibility, estimates and judgments by management are required to assess
the expected benefits and related costs of control procedures. The objectives
of a system are to provide management with reasonable, but not absolute,
assurance that assets are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of
financial statements in accordance with generally accepted accounting
principles.

Because of inherent limitations in any internal control structure, errors or
irregularities may occur and may not be detected. Also, projection of any
evaluation of the system to future periods is subject to the risk that
procedures may become inadequate because of changes in conditions or that the
degree of compliance with the procedures may deteriorate. However, my study
and evaluation disclosed no condition that I believe to be a material
weakness.

This report is intended solely for the use of management and the Securities
and Exchange Commission and should not be used for other purposes.

CPA, P.C.

East Islip, New York
January 16, 2006

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246